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                                                           OMB APPROVAL
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                                                     OMB Number 3235-0104
                                                     Expires:   October 31, 2001
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                                                     hours per response ....0.5


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   FORM 3              U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
              Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


----------------------------------------

1. Name and Address of Reporting Person*

     Cross Asset Management Limited

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(Last)         (First)        (Middle)


3 New Burlington Street
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               (Street)


London         W1S 2JF     United Kingdom
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(City)         (State)        (ZIP)


2. Date of Event Requiring Statement
   (Month/Day/Year)

     03/06/01

------------------------------------------

3. IRS Identification Number of Reporting
   Person, if an entity



------------------------------------------

4. Issuer Name and Ticker or Trading Symbol

   Snyder Communications, Inc. - NASDAQ (CIRC)

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5. Relationship of Reporting Person(s) to
   Issuer (Check all applicable)

     Director             X   10% Owner
     Officer (give              Other (Specify
              title below)              below)

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6.  If Amendment, Date of Original
    (Month/Day/Year)

        /  /

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7.  Individual or Joint/Group Filing (Check
    Applicable List)

    X     Form filed by One Reporting Person

          Form filed by More than One Reporting
          Person

-------------------------------------------




            Table I - Non-Derivative Securities, Beneficially Owned



1. Title of Security          2. Amount of Securities   3. Ownership Form:   4. Nature of Indirect
   (Instr. 4)                    Beneficially Owned        Direct (D) or        Beneficial Ownership
                                 (Instr. 4)                Indirect (I)         (Instr. 5)
                                                           (Instr. 5)

   Circle.com Common Stock              01                       01                       01




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                                                                          (over)




              Table II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)



1. Title of Derivative Security   2. Date Exercisable   3. Title and Amount of    4. Conversion    5. Ownership      6. Nature of
   (Instr. 4)                        and Expiration        Underlying Derivative     or Exercise      Form of           Indirect
                                     Date                  Securities (Instr. 4)     Price of         Derivative        Beneficial
                                     (Month/Day/Year)                                Derivative       Security:         Ownership
                                                                                     Security         Direct (D) or     (Instr. 5)
                                                                                                      Indirect (I)
                                                                                                      (Instr. 5)

                                   Date      Expira-
                                   Exer-     ation          Title    Amount or
                                   cisable   Date                    Number
                                                                     of Shares




Explanation of Responses:

     (01) Cross Asset Management Limited ("CAM") may be deemed to own beneficially and indirectly 2,598,211 shares of Circle.com Common Stock. CAM is the investment manager of Cross Europe Fund Limited and Goldman Sachs Performance Partners Portfolio Limited. CAM disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of its pecuniary interest therein.

     Cross Europe Fund Limited owns beneficially and directly 2,131,271 shares of Circle.com Common Stock.

     Goldman Sachs Performance Partners Portfolio Limited owns beneficially and directly 466,940 shares of Circle.com Common Stock.



               /s/ David Linsley                             April 10,2001
          -------------------------------             --------------------------
          ** Signature of Reporting Person                       Date




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.


                                  Page 2 of 2